

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2013

<u>Via E-mail</u>
Ms. Karen L. VanDerBosch
Chief Financial Officer and Chief Operating Officer
MakeMusic, Inc.
7615 Golden Triangle Drive, Suite M
Eden Prairie, Minnesota 55344-3848

> **Re:** **MakeMusic, Inc.**
> **Solicitation/Recommendation Statement on Schedule 14D-9**
> **Filed on March 22, 2013**
> **File No. 005-50055**
>
> **Rule 13e-3 Transaction Statement on Schedule 13E-3**
> **Filed on March 25, 2013**
> **File No. 005-50055**

Dear Ms. VanDerBosch:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.      Please provide the disclosure required by Item 1014(d) of Regulation M-A.

<u>The Merger Agreement, page 5</u>

2.      We note your disclosure that the merger agreement is not intended to modify or supplement any factual disclosures. We also note disclosure that the merger agreement and the summary of terms are not intended to be, and should not be relied upon as,

disclosure regarding any facts and circumstances, and that the representations and warranties were made solely for purposes of the merger and should not be relied on as matters of fact. Please revise to remove any potential implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws.

Activities in 2012 to Present, page 7

3.      We note the reference to updated projections on page 11. Please disclose all projections that are materially related to the Rule 13e-3 transaction, including preliminary projections.

4.      Please quantify the "reductions in estimated professional fees" discussed on February 15, 2013.

5.      Please file the exclusivity agreement discussed on page 12, or tell us why you believe that this is not required.

6.      Please quantify the severance payments, transaction costs, and the deductible discussed at the meeting on February 28, 2013 that resulted in a drop in price. Please also describe and quantify the "additional costs" discussed on March 2, 2013.

7.      Please disclose the specific modifications to Ms. VanDerBosch's existing employment arrangement discussed on March 6, 2013.

Expected Benefits of the Offer and the Merger, page 14

8.      Please quantify the public company costs referred to on page 15.

Liquidation Value; Net Book Value; Other Factors Not Considered, page 18

9.      Please quantify the net book value that was not considered by the Special Planning Committee.

The MakeMusic Board, page 19

10.     The fairness determination speaks as to MakeMusic and its shareholders. Please revise so that this disclosure addresses substantive and procedural fairness to unaffiliated shareholders. See Item 1014(a) of Regulation M-A.

Other, page 23

11.     Please disclose why the financial advisor did not consider the results of the premiums paid analysis.

12.     Please summarize the initial presentation by the financial advisor dated February 2013 and filed as exhibit (c)(23) to the Schedule 13E-3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                                Sincerely,

                                                /s/ David L. Orlic

                                                David L. Orlic
                                                Special Counsel
                                                Office of Mergers and Acquisitions

cc:     Via E-mail
        David C. Grorud, Esq.
        Fredrikson & Byron, P.A.